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                                     UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                         Simpson Manufacturing Co., Inc.
                                (Name of Issuer)

                                  Common Stock

---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   829073105
                                 (CUSIP Number)

                           Christina M. O'Brien, Esq.
                       Shartsis Friese & Ginsburg LLP
                       One Maritime Plaza, 18th Floor
                           San Francisco, CA 94111
                                (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                             September 30, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box                                                          / /.

Check the following box if a fee is being paid with the statement      / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                           SEC 1746 (12-91)

THIS PAGE MUST BE DUPLICATED FOR EACH ENTITY INCLUDED IN THIS FILING.
SCHEDULE 13D

CUSIP No. 829073105                                      Page 2 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Barclay Simpson
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
---------------------------------------------------------------------------
      NUMBER OF               7      SOLE VOTING POWER
       SHARES                        3,550,621
   BENEFICIALLY          --------------------------------------------------
     OWNED BY                 8     SHARED VOTING POWER
       EACH                         150,001
     REPORTING           --------------------------------------------------
      PERSON                  9     SOLE DISPOSITIVE POWER
       WITH                         3,550,621
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    1,552,784
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,103,405
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      44.5%
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 3 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Simpson Investment Company
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
---------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        0
   BENEFICIALLY          --------------------------------------------------
    OWNED BY                  8     SHARED VOTING POWER
      EACH                          1
    REPORTING            --------------------------------------------------
     PERSON                   9     SOLE DISPOSITIVE POWER
     WITH                           0
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    1
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 4 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Dr. John B. Simpson
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
---------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        321,453
   BENEFICIALLY          --------------------------------------------------
    OWNED BY                  8     SHARED VOTING POWER
      EACH                          0
    REPORTING            --------------------------------------------------
     PERSON                   9     SOLE DISPOSITIVE POWER
      WITH                          16,500
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    304,953
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      321,453
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.8
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 5 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Anne Simpson Gattis
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
---------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        321,453
   BENEFICIALLY          --------------------------------------------------
     OWNED BY                 8     SHARED VOTING POWER
       EACH                         0
    REPORTING            --------------------------------------------------
     PERSON                   9     SOLE DISPOSITIVE POWER
      WITH                          16,500
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    304,953
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      321,453
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.8
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 6 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Jean D. Simpson
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
---------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        304,953
   BENEFICIALLY          --------------------------------------------------
    OWNED BY                  8     SHARED VOTING POWER
      EACH                          0
    REPORTING            --------------------------------------------------
     PERSON                   9     SOLE DISPOSITIVE POWER
      WITH                          0
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    304,953
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      304,953
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.7
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 7 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Jeffrey Philip Gainsborough
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
---------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        128,581
   BENEFICIALLY          --------------------------------------------------
    OWNED BY                  8     SHARED VOTING POWER
      EACH                          0
    REPORTING            --------------------------------------------------
     PERSON                   9     SOLE DISPOSITIVE POWER
      WITH                          6,600
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    121,981
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      128,581
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.1
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 8 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Julie Marie Simpson
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
---------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        128,581
   BENEFICIALLY          --------------------------------------------------
    OWNED BY                  8     SHARED VOTING POWER
      EACH                          0
    REPORTING            --------------------------------------------------
    PERSON                    9     SOLE DISPOSITIVE POWER
     WITH                           6,600
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    121,981
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      128,581
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.1
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 9 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Elizabeth Simpson Murray
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
---------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        128,581
   BENEFICIALLY          --------------------------------------------------
     OWNED BY                 8     SHARED VOTING POWER
       EACH                         0
     REPORTING           --------------------------------------------------
      PERSON                  9     SOLE DISPOSITIVE POWER
       WITH                         6,600
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    121,981
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      128,581
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.1
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 10 of 15 Pages

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Amy Catherine Simpson
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        /X/
                                                             (b)        / /
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             / /
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
---------------------------------------------------------------------------
     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        128,581
   BENEFICIALLY          --------------------------------------------------
     OWNED BY                 8     SHARED VOTING POWER
       EACH                         0
    REPORTING            --------------------------------------------------
     PERSON                   9     SOLE DISPOSITIVE POWER
      WITH                          6,600
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    121,981
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      128,581
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.1
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 11 of 15 Pages

ITEM 1.     SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Simpson Manufacturing Co., Inc., a California corporation ("SMCO"). The principal executive office of SMCO is located at 4637 Chabot Drive, Suite 200, P.O. Box 10789, Pleasanton, California 94588.

ITEM 2.     IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Simpson Investment Company, a California general partnership ("SIC"), Barclay Simpson, Dr. John B. Simpson, Anne Simpson Gattis, Jean D. Simpson, Jeffrey Philip Gainsborough, Julie Marie Simpson, Elizabeth Simpson Murray and Amy Catherine Simpson.

     (b) SIC and Barclay Simpson have the same business address which is listed in Item 1 above. Dr. John B. Simpson's business address is 50 Communications, DS-65, Seattle, Washington 98195. Jean D. Simpson's business address is 746 Grand Avenue, Oakland, California 94610. Jeffrey Philip Gainsborough's business address is 12615 Millvan Drive, Houston, Texas 77070. Julie Marie Simpson's business address is 520 Miner Road, Orinda, California 94563. Amy Catherine Simpson's business address is 907 Tahoe Boulevard, Incline Village, Nevada 89450. Elizabeth Simpson Murray's residence address is 11772 Sunset Boulevard, Los Angeles, California 90049. Anne Simpson Gattis' residence address is 29 Charles Hill Road, Orinda, California 94563.

     (c) The principal occupation of Barclay Simpson is Chairman of the Board of Directors of SMCO. See Item 1 above for the address of SMCO. SIC is a family partnership engaged in investment activities. The other reporting persons herein are the general partners of SIC. Barclay Simpson is the managing general partner of SIC and the father of the other reporting persons. Dr. John B. Simpson is the Dean of Letters and Science at the University of Washington. Jean D. Simpson is a resource specialist at the Oakland Unified School District. Jeffrey Philip Gainsborough is the president of Foremost Mortgage, LLC, a Texas limited liability company. Julie Marie Simpson is self-employed as an advertising planner. Amy Catherine Simpson is the chef and owner of Jack Rabbit Moon. See section
(b) above for the business addresses of these general partners. Elizabeth Simpson Murray is self-employed as an actress, and Anne Simpson Gattis is a housewife; they have no business addresses.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

SCHEDULE 13D

CUSIP No. 829073105                                      Page 12 of 15 Pages

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of such natural persons are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

                                       Source
         Purchaser                    of Funds            Amount
---------------------------        --------------        --------

SIC                                     Other               -0-
Barclay Simpson                    Personal Funds         nominal
Dr. John B. Simpson                     Other               -0-
Anne Simpson Gattis                     Other               -0-
Jean D. Simpson                         Other               -0-
Jeffrey Philip Gainsborough             Other               -0-
Julie Marie Simpson                     Other               -0-
Elizabeth Simpson Murray                Other               -0-
Amy Catherine Simpson                   Other               -0-

ITEM 4.     PURPOSE OF TRANSACTION.

SIC made a pro-rata partnership distribution to its general partners in an aggregate amount of 6,099,054 shares of the Stock. Barclay Simpson donated 1,400,000 shares of the Stock to Simpson PSB Fund, a California nonprofit public benefit corporation ("PSB"). Jeffrey P. Gainsborough intends to sell 6,600 shares of the Stock.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 13 of 15 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the person named in Item 2 of this statement is as follows at the date hereof:

                       Aggregate
                     Beneficially
                         Owned                Voting Power         Dispositive Power
                 ----------------------  ----------------------  ----------------------
      Name         Number     Percent       Sole       Shared       Sole       Shared
---------------  ----------  ----------  ----------  ----------  ----------  ----------

SIC                       1           0           0           1           0           1

Barclay
Simpson           5,103,405        44.5   3,550,621     150,001   3,550,621   1,552,784
                  (1)(2)(3)                     (1)         (2)         (1)      (2)(3)

Dr. John B.
Simpson             321,453         2.8     321,453           0      16,500     304,953
                                                                                    (4)

Anne Simpson
Gattis              321,453         2.8     321,453           0      16,500     304,953
                                                                                    (4)

Jean D.
Simpson             304,953         2.7     304,953           0           0     304,953
                                                                                    (4)

Jeffrey Philip
Gainsborough        128,581         1.1     128,581           0       6,600     121,981
                                                                                    (4)

Julie Marie
Simpson             128,581         1.1     128,581           0       6,600     121,981
                                                                                    (4)

Elizabeth
Simpson
Murray              128,581         1.1     128,581           0       6,600     121,981
                                                                                    (4)

Amy Catherine
Simpson             128,581         1.1     128,581           0       6,600     121,981
                                                                                    (4)

     (1) Includes 250 shares of Stock receivable on exercise of an option that is exercisable within 60 days.
     (2) Includes 150,000 shares of Stock owned by SMCO's profit sharing trusts, of which Barclay Simpson shares voting and dispositive power with the other members of the committee appointed by SMCO to administer the profit sharing trusts. Barclay Simpson disclaims beneficial ownership of the 150,000 shares of Stock, except to the extent of his participation as a beneficiary of one of the trusts. Includes one share of Stock held by SIC.
     (3) Includes 1,402,783 shares of Stock held in the aggregate by Barclay Simpson's seven children, of which Barclay Simpson shares dispositive power.
     (4) Barclay Simpson shares dispositive power regarding these shares of Stock.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 14 of 15 Pages


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the person filing this statement in the Stock since August 1, 1997:

                                                      Number      Price
              Type of      Purchase                     of         per        Broker
   Name      Security      or Sale         Date       Shares      Share        Used
----------  ----------  --------------  ----------  ----------  ----------  ----------

SIC         Common      Distri-            9/30/97   6,099,054         -0-        None
                        bution to
                        SIC's general
                        partners

Barclay
Simpson     Common      Gift               9/30/97   1,400,000         -0-        None


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Barclay Simpson, Dr. John B. Simpson, Anne Simpson Gattis, Jean D. Simpson, Jeffrey Philip Gainsborough, Julie Marie Simpson, Elizabeth Simpson Murray, and Amy Catherine Simpson are the general partners of SIC, pursuant to SIC's partnership agreement. As the managing general partner of SIC, Barclay Simpson has the authority to vote and dispose of the Stock held by SIC and to file this statement on behalf of SIC and the other general partners. Barclay Simpson holds as informal custodian the certificates for the shares of Stock distributed to SIC's other general partners on 9/30/97.

          Barclay Simpson participates in the SMCO 1994 Stock Option Plan (the "Plan"), which is described on pages 13 to 17 of Exhibit B hereto (and a copy of which is attached as Exhibit B to such Exhibit B hereto). On February 14, 1995, SMCO granted Barclay Simpson a Nonstatutory Stock Option (the "1995 Option"). The 1995 Option entitles Barclay Simpson to purchase up to 500 shares of Stock at an exercise price of $11.28 per share. The 1995 Option became or will become exercisable with respect to 125 shares of Stock on February 14 of each of 1996, 1997, 1998 and 1999. The 1995 Option will expire on February 14, 2000, unless exercised sooner. In addition, on June 20, 1997, SMCO granted Barclay Simpson a Nonstatutory Stock Option (the "1997 Option"). The 1997 Option entitles Barclay Simpson to purchase up to 500 shares of Stock at an exercise price of $25.30 per share. The 1997 Option will become exercisable with respect to 125 shares of Stock on January 1 of each of 1998, 1999, 2000 and 2001. The 1997 Option will expire on January 1, 2002, unless exercised sooner.

          Barclay Simpson also serves on the committee that administers the SMCO profit sharing trusts, and information regarding this position is incorporated by reference to note two under Item 5 herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A. Agreement Regarding Joint Filing of Statement on Schedule 13D is incorporated herein by reference to Amendment No. 1 to this Schedule 13D filed on November 7, 1996.

          B. Simpson Manufacturing Co., Inc. Proxy Statement dated April 17, 1995, is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 829073105                                      Page 15 of 15 Pages


          C. Nonstatutory Stock Options dated February 14, 1995, and June 20, 1997, granted to Barclay Simpson, are incorporated herein by reference to Appendix II of Exhibit 10.34(a) to SMCO's Registration Statement on Form S-1, Registration Number 33-76370, filed on March 14, 1994.

          D. SIC Partnership Agreement is incorporated herein by reference to Amendment No. 1 to this Schedule 13D filed on November 7, 1996.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 8, 1997.

SIMPSON INVESTMENT COMPANY


By:  /s/  Barclay Simpson
     ---------------------------
     Barclay Simpson
     Managing General Partner


Dr. John B. Simpson
Anne Simpson Gattis
Jean D. Simpson
Jeffrey Philip Gainsborough
Julie Marie Simpson
Elizabeth Simpson Murray
Amy Catherine Simpson


By:  /s/ Barclay Simpson
     ---------------------------
     Barclay Simpson
     Attorney-In-Fact



     /s/  Barclay Simpson
     ---------------------------
     Barclay Simpson